UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )

Bloom Energy Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

93712107

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 93712107

1.

Names of Reporting Persons

Kuwait Investment Authority, a Kuwaiti public authority established under Kuwaiti Law No. 47/1982 for the purposes of managing, in the name and for the account of the Government of the State of Kuwait, the investments of the State of Kuwait (KIA)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,579,568 shares (including 10,579,568 shares of Class A Common Stock issuable at any time at the option of KIA upon conversion of 10,579,568 shares of Class B Common Stock)[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,579,568 shares (including 10,579,568 shares of Class A Common Stock issuable at any time at the option of KIA upon conversion of 10,579,568 shares of Class B Common Stock)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,579,568[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

KIA entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KIA agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

[2]

Consists of shares of Class A Common Stock issuable upon conversion, at the option of the holder, of shares of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

[3]

Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock. As of March 11, 2019, as reported on the Company’s Schedule 14A, filed with the Securities and Exchange Commission on March 26, 2019, the Company had 58,613,640 shares of Class A Common Stock outstanding and 54,325,909 shares of Class B Common Stock outstanding.

CUSIP No. 93712107

1.	Names of Reporting Persons Kuwait Investment Office (being the London office) of KIA (KIO)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Kuwait

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,579,568 shares (including 10,579,568 shares of Class A Common Stock issuable at any time at the option of KIA upon conversion of 10,579,568 shares of Class B Common Stock)[1]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,579,568 shares (including 10,579,568 shares of Class A Common Stock issuable at any time at the option of KIA upon conversion of 10,579,568 shares of Class B Common Stock)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,579,568[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.3%[3]
12.	Type of Reporting Person (See Instructions) OO

[1]

KIO entered into a voting agreement with KR Sridhar, the chief executive officer and chairman of the Issuer. Under such voting agreement, KIO agreed to vote all of its shares of Class B Common Stock as directed by, and granted an irrevocable proxy to, Mr. Sridhar at his discretion on all matters to be voted upon by stockholders of the Issuer. Such voting agreement will automatically terminate upon certain events, including the conversion of any shares of Class B Common Stock into Class A Common Stock.

[2]

Consists of shares of Class A Common Stock issuable upon conversion, at the option of the holder, of shares of Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share.

[3]

Assumes the conversion of all such reporting person’s beneficially owned shares of Class B Common Stock into shares of Class A Common Stock. As of March 11, 2019, as reported on the Company’s Schedule 14A, filed with the Securities and Exchange Commission on March 26, 2019, the Company had 58,613,640 shares of Class A Common Stock outstanding and 54,325,909 shares of Class B Common Stock outstanding.

CUSIP No. 93712107

Item 1.

(a)	Name of Issuer:

Bloom Energy Corporation (the Issuer)

(b)	Address of Issuer’s Principal Executive Offices:

4353 North First Street, San Jose, California 95134

Item 2.

(a)	Name of Persons Filing:

This schedule is filed by the Kuwaiti public authority established under Kuwaiti Law No. 47/1982 for the purposes of managing, in the name and for the account of the Government of the State of Kuwait, the investments of the State of Kuwait (KIA) and the Kuwait Investment Office (being the London office) of KIA (KIO and together with KIA, the Reporting Persons)

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Kuwait Investment Authority

Ministries Complex, Block 3

Safat, Kuwait 13001

Kuwait Investment Office

15 Carter Lane

London, United Kingdom, EC4V 5EY

(c)	Citizenship:

See response to Item 4 of each of the cover pages

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value

(e)	CUSIP Number:

93712107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 of each of the cover pages.

(b)	Percent of class:

See response to Item 11 of each of the cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See response to Item 5 of each of the cover pages.

(ii)	Shared power to vote or to direct the vote

See response to Item 6 of each of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of

See response to Item 7 of each of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of

See response to Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

KIA, an agency of the Government of the State of Kuwait, holds all of its investments, including shares of the Bloom Energy Corporation, on behalf of the Government of the State of Kuwait..

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2019

Kuwait Investment Authority

/s/ Abdul-Aziz Al Bader
Abdul-Aziz Al Bader
Executive Director of Operations and
Administrative Affairs

/s/ Adel Al Hamadah
Adel Al Hamadah
Director Investment Accounts

Kuwait Investment Office

/s/ Abdul-Aziz Al Bader
Abdul-Aziz Al Bader
Executive Director of Operations and
Administrative Affairs

/s/ Adel Al Hamadah
Adel Al Hamadah
Director Investment Accounts

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: April 24, 2019

Kuwait Investment Authority

/s/ Abdul-Aziz Al Bader
Abdul-Aziz Al Bader
Executive Director of Operations and
Administrative Affairs

/s/ Adel Al Hamadah
Adel Al Hamadah
Director Investment Accounts

Kuwait Investment Office

/s/ Abdul-Aziz Al Bader
Abdul-Aziz Al Bader
Executive Director of Operations and
Administrative Affairs

/s/ Adel Al Hamadah
Adel Al Hamadah
Director Investment Accounts